Filed by Tutogen Medical, Inc.
Pursuant to Rule 425 under the
Securities Act of 1933 and
deemed filed pursuant to Rule
14a-6 under the Securities
Exchange Act of 1934
Subject Company: Regeneration Technologies, Inc.
Commission File No.: 0-31271
Forward Looking Statements
This communication contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include but are not limited to statements about the expected benefits of the business combination involving Regeneration Technologies, Inc. and Tutogen Medical, Inc., including potential synergies and cost savings, future financial operating results, and the combined company’s plans and objectives. In addition, except for historical information, any statements made in this communication about Tutogen’s anticipated financial results, growth rates, new product introductions, future operational improvements and results, regulatory approvals or changes to Tutogen’s agreements with its distributors also are forward-looking statements. Forward-looking statements are subject to risks and uncertainties, including the ability of Regeneration Technologies and Tutogen to integrate their businesses successfully and to realize the expected synergies and cost savings from the merger and the risks described in Tutogen’s public filings on file with the Securities and Exchange Commission. Actual results may differ materially from anticipated results reflected in these forward-looking statements. Copies of Tutogen’s S.E.C. filings may be obtained by contacting the company or the S.E.C. or by visiting Tutogen’s website at www.tutogen.com or the S.E.C.’s website at www.sec.gov.
Important Additional Information and Where to Find It
The proposed merger will be submitted to the respective stockholders of Regeneration Technologies and Tutogen for their consideration, and Regeneration Technologies and Tutogen will file a registration statement, a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the S.E.C. Shareholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed merger when it becomes available and any other relevant documents filed with the S.E.C., as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Regeneration Technologies and Tutogen, at the S.E.C.’s Internet website (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at Regeneration Technologies’ website (http://www.rtix.com) or Tutogen’s website (http://www.tutogen.com). Copies of the joint proxy statement/prospectus and the S.E.C. filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Thomas F. Rose, Vice President and CFO, Regeneration Technologies Inc., PO Box 2650, Alachua, FL 32616 or to L. Robert Johnston, CFO, Tutogen Medical, Inc., 13709 Progress Blvd., Box 19, Alachua, FL 32615.
Regeneration Technologies and Tutogen, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Regeneration Technologies and Tutogen in connection with the proposed merger. Information about the directors and executive officers of Regeneration Technologies and their ownership of Regeneration Technologies common stock is set forth in the proxy statement, dated March 30, 2007, for Regeneration Technologies’ annual meeting of stockholders, as filed with the S.E.C. on a Schedule 14A. Information about the directors and executive officers of Tutogen and their ownership of Tutogen common stock is set forth in the proxy statement, dated February 5, 2007, for Tutogen’s annual meeting of stockholders, as filed with the S.E.C. on a Schedule 14A. Additional information regarding the interests of those participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement/prospectus regarding the proposed merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph.
The following is the presentation for the Stephens, Inc, fall investment conference on November 14, 2007.

Tutogen Medical, Inc. Stephens Fall Investment Conference November 14, 2007 AMEX: TTG

FORWARD LOOKING STATEMENT This communication contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include but are not limited to statements about the expected benefits of the business combination involving Regeneration Technologies, Inc and Tutogen Medical, Inc., including potential synergies and cost savings, future financial and operating results, and the combined company's plans and objectives. In addition, except for historical information, any statements made in this communication about anticipated financial results, growth rates, new product introductions, future operational improvements and results, regulatory approvals or changes to agreements with distributors also are forward-looking statements. Forward-looking statements are subject to risks and uncertainties, including the ability of Regeneration Technologies and Tutogen to integrate their businesses successfully and to realize the expected synergies and cost savings from the merger and the risks described in public filings by Regeneration Technologies on file with the Securities and Exchange Commission. Actual results may differ materially from anticipated results reflected in these forward-looking statements. Copies of Regeneration Technologies' S.E.C. filings may be obtained by contacting Regeneration Technologies or the S.E.C. or by visiting Regeneration Technologies' Web site at www.rtix.com or the S.E.C.'s Web site at www.sec.gov.

The proposed merger will be submitted to the respective stockholders of Regeneration Technologies and Tutogen for their consideration, and Regeneration Technologies and Tutogen will file a registration statement, a joint proxy statement/prospectus and other relevant documents concerning the proposed transaction with the SEC. Shareholders are urged to read the registration statement and the joint proxy statement/prospectus regarding the proposed merger when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about Regeneration Technologies and Tutogen, at the SEC's Internet site (http://www.sec.gov). You will also be able to obtain these documents, free of charge, at RTI's website (http://www.rtix.com) or Tutogen's website (http://www.tutogen.com). Copies of the joint proxy statement/prospectus and the SEC filings that will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to Thomas F. Rose, Vice President and CFO, Regeneration Technologies Inc., PO Box 2650, Alachua, FL 32616 or to L. Robert Johnston, CFO, Tutogen Medical Inc., 13709 Progress Blvd., Box 19, Alachua, FL 32615. Regeneration Technologies and Tutogen, and their respective directors and executive officers, may be deemed to be participants in the solicitation of proxies from the stockholders of Regeneration Technologies and Tutogen in connection with the proposed merger. Information about the directors and executive officers of Regeneration Technologies and their ownership of Regeneration Technologies common stock is set forth in the proxy statement, dated March 30, 2007, for Regeneration Technologies' annual meeting of stockholders, as filed with the SEC on a Schedule 14A. Information about the directors and executive officers of Tutogen and their ownership of Tutogen common stock is set forth in the proxy statement, dated February 5, 2007, for Tutogen's annual meeting of stockholders, as filed with the SEC on a Schedule 14A. Additional information regarding the interests of those participants and other persons who may be deemed participants in the merger may be obtained by reading the joint proxy statement /prospectus regarding the proposed merger when it becomes available. You may obtain free copies of these documents as described in the preceding paragraph. MORE INFORMATION

MERGER ANNOUNCEMENT On November 13, 2007, Regeneration Technologies, Inc. and Tutogen Medical, Inc. announced a merger to create the leading provider of sterile biologic solutions for patients around the world, reaching a broad range of markets and medical specialties with a diversified mix of implants through established distribution channels.

ABOUT THE TRANSACTION Terms of the deal: Tax-free, stock-for-stock exchange Tutogen shareholders will receive 1.22 shares of newly issued RTI common stock in exchange for each share of Tutogen common stock they own Expect to close in Q1 2008, subject to regulatory and other customary conditions Pro forma ownership of the combined company*: ~ 55% RTI shareholders ~ 45% TTG shareholders *Ownership of the company on a diluted basis 56 million shares outstanding

COMBINED LEADERSHIP Executive Leadership: Brian Hutchison, Chairman and CEO Guy Mayer, President focused on international activities and sales and marketing Tom Rose, VP, CFO and Secretary Bob Johnston, VP Finance Board of Directors: Total of 12 directors Seven directors from RTI board, including Hutchison Five members of Tutogen board, including Mayer

IMPLANT SEGMENTS Int'l Spine Sports Med Other R - Products 0.06 0.43 0.25 0.26 Int'l Dent. Spine Other T - Products 0.28 0.48 0.1 0.14 Other Spine Sports Med Dental Int'l BGS Surgical Spec Pro Forma 6 32 16 17 14 10 5 + RTI Tutogen Combined Company

COMBINED IMPLANT SEGMENTS RTI Tutogen Combined Spine ? ? ? Sports Medicine ? ? Bone Graft Substitutes ? ? General Orthopedic ? ? Other ? ? Dental ? ? Urology ? ? Hernia ? ? Ophthalmology ? ? Breast Reconstruction ? ? ENT ? ? International ? ?

KEY DISTRIBUTORS Int'l MSD Other ZMH Pro Forma 14 37 27 22 Int'l MSD Other R - Dist. 0.06 0.6 0.34 Int'l ZMH Other T - Distribution 0.28 0.58 0.14 + RTI Tutogen Combined Company

COMBINED FINANCIAL HIGHLIGHTS >$30 million in cash at Dec. 31, 2007 and generate positive operating cash flow Strong balance sheet with very little debt Accretive to RTI's 2008 GAAP earnings per share $5-6MM of identified 2008 cost savings when fully implemented Significant revenue enhancement opportunities

Tutogen is a leading worldwide manufacturer and supplier of sterile biological implants made from human (allograft) and animal (xenograft) soft tissue and bone The Company is the only biologics manufacturer worldwide able to claim a 100% sterile full product complement using the Company's Tutoplast process Operates in a more than $1 billion market 21% 5-Year Revenue Compound Annual Growth Rate Strong leading distribution partners: Zimmer Dental, Zimmer Spine, Davol, Mentor, Coloplast and IOP Company Overview 2002 2003 2004 2005 2006 Revenue 20.7 30.3 29.3 31.9 37.9 $ Millions Fiscal Year Ending 9/30 Revenue

Tutoplast(r) Process Production Flow DELIPIDIZATION OSMOTIC TREATMENT OXIDATIVE TREATMENT DEHYDRATION TISSUE DONATION PRECISION MACHINING STERILIZATION INCOMING INSPECTION PACKAGING Multi-step Process Substantially eliminates all types of pathogens More than 1.5 million grafts implanted With an unblemished 30 year safety record

Advantages of Tutoplast Process Inactivates and removes bacteria Removes lipids Inactivates prion activity Removes antigenicity Eliminates viral infectivity by a safety margin of 5 log (100,000 times) Breaks down RNA and DNA into fragments not capable of replication and disease transmission Preserves biological and mechanical properties Meets and exceeds regulatory requirements Terminally sterilized and packaged in double pouch Stores at room temperature

U.S. Market Size: $1.25 Billion* Addressable Markets Hernia 150 Spine 656 Dental 169 Surgical Specialty 279 Urology Obstetrics/Gynecology Breast Reconstruction Ophthalmology Ear Nose & Throat (ENT) *Source: Internal Estimates and Orthopedic Network News, October 2005

Partnership Zimmer Dental, Inc. - subsidiary of Zimmer Holdings (NYSE: ZMH) Valued partner since Sept. 2000 Worldwide New Agreement Completed August 2007 Products and Applications Puros Block Allograft increases bone volume for surgical ridge augmentation Puros Cortical Particulate Allograft provides the necessary bony structure needed to support subsequent dental implants Puros Cancellous Particulate Allograft provides complete and effective bone regeneration Puros Pericardium for guided bone regeneration in ridge augmentation Puros Dermis used for vertical and horizontal soft tissue augmentation Initiatives Expansion into International Markets New Products - Single Tooth Block, Bovine Pericardium Markets Global market $350 million / U.S. market is $169 million Expected to grow 13% annually thru 2007 Dental Market

U.S. Quarterly Dental Sales (Jan. 2002 to June 2007) Dental Q2 2002 401.8 Q3 2002 502 Q4 2002 434.3 Q1 2003 772.8 Q2 2003 903.3 Q3 2003 1010.5 Q4 2003 1033.3 Q1 2004 1389.6 Q2 2004 1633.2 Q3 2004 1873.5 Q4 2004 1996.5 Q1 2005 2598.9 Q2 2005 3102.1 Q3 2005 3968.9 Q4 2005 4214.9 Q1 2006 3884.7 Q2 2006 4338.1 Q3 2006 4727.1 Q4 2006 4666.1 Q1 2007 5286 Q2 2007 6240 Q3 2007 6567 Good market growth Puros Bone at about a 20% market share Strong brand recognition Good clinical outcomes Zimmer educational forums Support from opinion leaders Continued growth New Products Released in Past Year Puros Dermis Puros Pericardium Addition of xenograft (bovine) pericardium for U.S. Market - late 2007 to early 2008 ($ thousands)

Dental Accounts Growth - Past 12 Months Jul Aug Sep Oct Nov Dec Jan Feb Mar Apr May June 121 156 187 190 207 125 193 186 233 181 201 194

International Dental Opportunity Total Market-$180 million Several regulatory approvals already in place Exclusive Distributorship in over 30 countries including Germany-large dental implant market-large potential Full line of allograft and xenograft products to promote bone growth for dental implants Zimmer became our stocking Distributor effective August 2007

Spine Market Estimated 2005 U.S. Machined Bone Market $321 Million, 18% growth* Estimated percent of time bone is used in Spinal fusion procedures ALIF - 12% Cervical - 68% PLIF - 72% TLIF - 9% Current Focus on Machined Bone New Products shipped to Zimmer Puros C for Cervical procedures Puros A for ALIF procedures Puros P for PLIF procedures Machined Bone 321 Allograft Bone 123 Demineralized Bone Matrix 212 *Source: Orthopedic Network News, October 2005

Partnership Zimmer Spine, Inc. - subsidiary of Zimmer Holdings (NYSE: ZMH) Valued partner since Sept. 2000 U.S. & Canada Products and Applications Puros Bone for enhancing interbody fusion Traditional bone Specialty Machined grafts Cervical Grafts, ALIF and PLIF Initiatives First new products designed and manufactured in the U.S. shipped in H2 2006 Puros C, for cervical applications Puros A, new ALIF Puros P, new PLIF Two to three new products by Fall 2007 Markets Worldwide market $1,200 million U.S. market is $656 million* Expected to grow at a 16% CAGR* Spine Market *Source: Orthopedic Network News, October 2005

NEW Partnership Davol Inc. - subsidiary of CR Bard, Inc. (NYSE: BCR) Market leader (60%) in estimated $500 million worldwide market Products and Applications Repair of hernias and reconstruction of the chest and abdominal walls AlloMax-human dermis product Initiatives Training sales force Product released in 2nd Quarter 2007 Clinical Case Studies on-going Markets Worldwide market $500 million U.S. Market $150 million Expected to grow at a 18% CAGR Hernia Market

Breast Reconstruction NEW Partnership Mentor Corporation (NYSE: MNT) Market leader in Breast Implants Applications and Products Breast Reconstruction following Mastectomy NeoForm(tm) Human Dermis Initiatives Training sales force Product introduced in 2nd Quarter to clinical sites Product launched July 2007 Markets Currently a $50 Million market with the potential of $100 Million

International Business Dental Tissue Service Membranes Orthopaedic Sports Medicine 2006 extr 16 10 36 35 3 Distributor Based Sales 60% Membranes / 40% Bone 65% Human / 35% Bovine Strategy Driving Global Agreements Davol Hernia Repair Signed January 2006 Coloplast Agreement in Urology/Gynecology Signed May 2007 Zimmer Dental Agreement Signed August 2007

Bovine Initiatives 30%-35% of international sales are bovine products Tutogen to introduce bovine pericardium product to U.S. marketplace through Zimmer Dental-January 2008 Tutogen to introduce bovine pericardium product for hernia repair in U.S. to initial clinical sites over the next 12 months Coloplast distribution agreement expanded to international markets to include bovine products Zimmer Dental distribution agreement expanded to international to include bovine products

Revenues for Nine Months Ended June 30, 2007 and 2006 (in 000's)

Quarterly Financials Sep. '06 Dec. '06 Mar. '07 June '07 Revenue 10.798 11.5 13 14.2 Sept. '06 Dec. '06 Mar. 07 6/7/2007 EPS 0.599 0.361 0.93 0.9 Revenue Net Income $ Millions $ Millions

Balance Sheet as of June 30, 2007

Tutogen Medical, Inc. Stephens Fall Investment Conference November 14, 2007 AMEX: TTG